Exhibit 11.1

Coffee Holding Co., Inc.
Computation of Per Share Earnings

	Years Ended October 31,
	2006	2005	2004
Net Income (Loss)	$700,082	$1,185,135	$875,342

BASIC EARNINGS:
Weighted average number of common
Shares outstanding	5,529,830	4,721,327	3,999,650

Basic earnings (loss) per common share	$.13	$.25	$.22

DILUTED EARNINGS:
Weighted average number of common
Shares outstanding	5,529,830	4,721,327	3,999,650
Warrants - common stock equivalents	70,000	55,430	-

Weighted average number of common
Shares outstanding - as adjusted	5,599,830	4,776,757	3,999,650

Diluted earnings (loss) per common share	$.13	$.25	$.22